08005946

082-03744

RECEIVED
2008 NOV 21 A 7:00
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

TT&T Public Company Limited and its Subsidiaries

Interim financial statements and Review Report of Certified Public Accountant

For the three-month and nine-month periods ended 30 September 2008

dw 11/21

KPMG Phoomchai Audit Ltd.
Empire Tower, 50th-51st Floors
195 South Sathorn Road
Bangkok 10120, Thailand

บริษัท เคพีเอ็มจี ภูมิไชย สอบบัญชี จำกัด
ชั้น 50-51 เอ็มไพร์ทาวเวอร์
195 ถนนสาทรใต้
กรุงเทพฯ 10120

Tel : 66 (2) 677 2000
Fax: 66 (2) 677 2222
www.kpmg.co.th

Review Report of Certified Public Accountant

To the Board of Directors of TT&T Public Company Limited

I have reviewed the accompanying consolidated and separate balance sheets as at 30 September 2008, and the related statements of income for the three-month and nine-month periods ended 30 September 2008 and 2007, and the related statements of changes in shareholders' equity and cash flows for the nine-month periods ended 30 September 2008 and 2007 of TT&T Public Company Limited and its subsidiaries, and of TT&T Public Company Limited, respectively. The Company's management is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with the auditing standard on review engagements. This Standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. I have not performed an audit and, accordingly, I do not express an audit opinion on the reviewed financial statements.

Based on my reviews, nothing has come to my attention that causes me to believe that the accompanying financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I have previously audited the consolidated and separate financial statements for the year ended 31 December 2007 of TT&T Public Company Limited and its subsidiaries, and of TT&T Public Company Limited, respectively, in accordance with generally accepted auditing standards and expressed an unqualified opinion on those financial statements with emphasis on going concern matter and the impact of the uncertainty of income sharing rates of other value added services which are pending agreements of, and/or under negotiation with, TOT Plc. and the disputes with TOT Plc. in my report dated 18 February 2008. I have not performed any auditing procedures since that date. The consolidated and separate balance sheets as at 31 December 2007, which are included in the accompanying financial statements for comparative purposes, are components of those financial statements.

Without qualifying my reported review opinion on the above financial statements, I draw attention to Notes 3, 9, 14 (b) and 18 (b) to the financial statements, which refer to the following:

1) As discussed in Note 3 to the financial statements, the Company is in default of principal sums due under loan agreements of approximately Baht 3,091 million and default interest payable calculated up to 30 September 2008 of approximately Baht 122.2 million. On 27 March 2008, the Company received a letter from the Security Agent giving notice effective 25 April 2008 that it had received instructions from a creditor to take action, under the loan agreements, in respect of the default of the loan terms. Such action, under the loan agreements, includes the total loans of Baht 18,860 million becoming immediately due for repayment and, as detailed in note 9, such loans have been classified as at 30 September 2008 as current liabilities. Consequently, as at 30 September 2008, the Company had current liabilities which exceeded current assets by Baht 18,524 million and the Company and subsidiaries had current liabilities which exceeded current assets by Baht 18,714 million. On 21 April 2008, the Company has disputed the rights of the creditor to take this action by filing a civil law-suit against the creditor. On 22 April 2008, the Company filed a rehabilitation petition to the Central Bankruptcy Court for the purpose of

KPMG

restructuring of the Company's debt. Some creditors submitted objections to the rehabilitation petition of the Company but withdrew their objections at a Central Bankruptcy Court. The next Court hearing of the petition is on 7 November 2008. During this process, the Company is protected pursuant to Section 90/12 of the Bankruptcy Act. These factors indicate the existence of a material uncertainty which may cast significant doubt on the Company's ability to continue as a going concern. The interim financial statements have been prepared assuming that the Company will continue as a going concern for the reasons disclosed by management in Note 3.

2) As discussed in Note 14 (b) to the financial statements, the Company earns income from other value added services, for which some of the income sharing rates is pending agreements of, and/or under negotiation with, TOT Plc.

3) As discussed in Note 18 (b) to the financial statements, the Company is in dispute with TOT Plc. over various matters. On 4 April 2008, the Company received a ruling from the Thai Arbitration Institute in respect of one such claim awarding the Company Baht 23,778 million. On 7 May 2008, the Company filed the petition to request a Court Order to enforce TOT to comply with the judgment of the Thai Arbitration Institute. TOT filed a petition to the Central Administrative Court requesting withdrawal of the judgment of Thai Arbitration Institute. On 16 September 2008, the Company received an order from the Central Administrative Court, dated 12 September 2008, to submit objections to the request of TOT to withdraw the judgment, with evidence, within 30 days from the date of receipt of the order. The Company filed a petition and the Central Administrative Court accepted such petition to extend the period for filing objections to the request by another 30 days from the due date. The Company has not recorded this award as an asset as there is, as yet, not sufficient certainty as to enforceability of the judgment and recoverability of the award. The outcome cannot presently be determined and may have an effect on the financial statements and, in particular, the appropriateness of the going concern basis of the financial statements.

The financial statements do not include any adjustments relating to the recoverability and classification of assets, carrying amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

(Vannaporn Jongperadechanon)
Certified Public Accountant
Registration No. 4098

KPMG Phoomchai Audit Ltd.
Bangkok
4 November 2008

บริษัท ทีทีแอนด์ที จำกัด (มหาชน)
TT&T PUBLIC COMPANY LIMITED

TT&T Public Company Limited and its Subsidiaries

Balance sheets

As at 30 September 2008 and 31 December 2007

		Consolidated financial statements		Separate financial statements	
Assets	*Note*	30 September 2008 (Unaudited)	31 December 2007	30 September 2008 (Unaudited)	31 December 2007
		(in thousand Baht)			
Current assets					
Cash and cash equivalents	*16*	1,040,620	199,789	827,926	51,149
Trade accounts receivable	*5*	1,869,663	1,476,618	1,526,082	1,247,208
Receivable from subsidiaries and associate	*4*	168,675	174,301	717,801	357,270
Other accounts receivable		74,585	50,022	26,335	12,653
Inventories	*4*	452,936	449,157	344,617	413,569
Accrued income		112,693	130,429	112,693	130,428
Other current assets		271,610	201,191	141,070	82,073
Total current assets		**3,990,782**	**2,681,507**	**3,696,524**	**2,294,350**
Non-current assets					
Advance for purchase of equipment	*4*	13,180	4,959	13,180	4,959
Investments in subsidiaries and associate	*6*	46,869	27,950	61,000	61,000
Property, plant and equipment	*7*	5,295,104	5,344,034	4,907,982	4,983,844
Cost of telephone service expansion project transferred to TOT Plc.		22,890,105	24,430,564	22,919,780	24,469,927
Prepaid withholding income tax		440,581	351,187	393,311	303,917
Deposits and others		92,049	84,451	66,072	59,522
Total non-current assets		**28,777,888**	**30,243,145**	**28,361,325**	**29,883,169**
Total assets		**32,768,670**	**32,924,652**	**32,057,849**	**32,177,519**

The accompanying notes are an integral part of these financial statements.

TT&T Public Company Limited and its Subsidiaries

Balance sheets

As at 30 September 2008 and 31 December 2007

		Consolidated financial statements		Separate financial statements	
Liabilities and equity	*Note*	30 September 2008	31 December 2007	30 September 2008	31 December 2007
		(Unaudited)		(Unaudited)	
		(in thousand Baht)			
Current liabilities					
Trade accounts and notes payable	*8*	1,048,557	621,168	716,103	570,021
Payable to subsidiary and associate	*4*	846,108	469,734	1,071,703	336,175
Loans due upon demand	*9*	18,860,462	4,242,714	18,860,462	4,242,714
Current portion of finance lease liabilities		48,788	41,317	-	-
Other payable and accrued expenses	*4*	830,402	819,990	702,279	608,443
Accrued interest expense		727,837	34,775	727,837	34,775
Advance revenue		168,436	108,153	56,890	48,486
Income tax payable		10,041	-	-	-
Other current liabilities		164,259	136,058	85,309	96,502
Total current liabilities		**22,704,890**	**6,473,909**	**22,220,583**	**5,937,116**
Non-current liabilities					
Long-term loans	*9*	-	14,546,380	-	14,546,380
Finance lease liabilities		70,002	94,286	-	-
Other non-current liabilities		17,633	17,900	-	-
Total non-current liabilities		**87,635**	**14,658,566**	-	**14,546,380**
Total liabilities		**22,792,525**	**21,132,475**	**22,220,583**	**20,483,496**
Equity					
Share capital	*12*				
Authorised share capital		70,000,000	70,000,000	70,000,000	70,000,000
Issued and paid-up share capital		32,424,843	32,424,843	32,424,843	32,424,843
Share premium		9,360,300	9,360,300	9,360,300	9,360,300
Share discount		(8,881,760)	(8,881,760)	(8,881,760)	(8,881,760)
Retained earnings (Deficit)					
Appropriated to legal reserve		63,358	63,358	63,358	63,358
Deficit		(22,990,596)	(21,174,564)	(23,129,475)	(21,272,718)
Total equity		**9,976,145**	**11,792,177**	**9,837,266**	**11,694,023**
Total liabilities and equity		**32,768,670**	**32,924,652**	**32,057,849**	**32,177,519**

The accompanying notes are an integral part of these financial statements.

TT&T Public Company Limited and its Subsidiaries

Statements of income

For the three-month periods ended 30 September 2008 and 2007 (Unaudited)

	Note	Consolidated financial statements		Separate financial statements	
		2008	2007	2008	2007
		(in thousand Baht)			
Revenues					
Income from Telephone Services Expansion Joint-Investment Agreement	*14 (b)*	936,588	1,071,037	936,588	1,071,037
Income from telecommunication service		800,197	372,244	-	-
Sales and service income	*4*	160,663	208,962	565	77,894
Interest income		55	616	15	168
Net foreign exchange gain		-	61,299	-	61,492
Share of gain from investment accounted for using the equity method		6,556	3,199	-	-
Other income	*4*	56,086	78,970	96,801	96,545
Total revenues		**1,960,145**	**1,796,327**	**1,033,969**	**1,307,136**
Expenses					
Cost of sale of goods and rendering of services	*4*	671,175	471,998	734	56,901
Operating, administrative and general expenses	*4*	808,257	749,640	661,355	711,996
Depreciation and amortisation		735,839	727,941	714,144	719,088
Net foreign exchange loss		133,428	-	132,953	-
Directors' remuneration		1,890	2,400	1,890	2,400
Total expenses		**2,350,589**	**1,951,979**	**1,511,076**	**1,490,385**
Loss before interest and income tax expenses		**(390,444)**	**(155,652)**	**(477,107)**	**(183,249)**
Interest expense		(333,875)	(362,357)	(331,950)	(360,712)
Income tax expense		(26,103)	(2,042)	-	-
Loss for the period		**(750,422)**	**(520,051)**	**(809,057)**	**(543,961)**
Loss per share (Baht)	*15*				
Basic		(0.23)	(0.16)	(0.25)	(0.17)
Diluted		-	-	-	-

The accompanying notes are an integral part of these financial statements.

TT&T Public Company Limited and its Subsidiaries

Statements of income

For the nine-month periods ended 30 September 2008 and 2007 (Unaudited)

	Note	Consolidated financial statements 2008	Consolidated financial statements 2007	Separate financial statements 2008	Separate financial statements 2007
		(in thousand Baht)			
Revenues					
Income from Telephone Services Expansion Joint-Investment Agreement	*14 (b)*	2,908,261	3,176,515	2,908,261	3,176,515
Income from telecommunication service		2,098,823	1,123,292	-	-
Sales and service income	*4*	479,881	590,783	69,214	228,043
Interest income		804	4,543	311	985
Foreign exchange gain		-	458,557	-	458,520
Share of gain from investment accounted for using the equity method		18,919	-	-	-
Other income	*4*	206,904	256,216	330,410	322,215
Total revenues		**5,713,592**	**5,609,906**	**3,308,196**	**4,186,278**
Expenses					
Cost of sale of goods and rendering of services	*4*	1,947,610	1,401,333	56,463	169,523
Operating, administrative and general expenses	*4*	2,313,451	2,185,328	1,943,088	2,070,610
Depreciation and amortisation		2,190,659	2,310,520	2,123,082	2,298,371
Foreign exchange loss		65,685	-	63,484	-
Directors' remuneration		6,389	7,450	6,389	7,450
Share of loss from investment accounted for using the equity method		-	15,869	-	-
Total expenses		**6,523,794**	**5,920,500**	**4,192,506**	**4,545,954**
Loss before interest and income tax expenses		**(810,202)**	**(310,594)**	**(884,310)**	**(359,676)**
Interest expense		(978,514)	(1,091,148)	(972,447)	(1,087,113)
Income tax expense		(27,316)	(2,042)	-	-
Loss for the period		**(1,816,032)**	**(1,403,784)**	**(1,856,757)**	**(1,446,789)**
Loss per share (Baht)	*15*				
Basic		(0.56)	(0.43)	(0.57)	(0.45)
Diluted		-	-	-	-

The accompanying notes are an integral part of these financial statements.

TT&T Public Company Limited and its Subsidiaries

Statements of changes in shareholders' equity

For the nine-month periods ended 30 September 2008 and 2007 (Unaudited)

Consolidated financial statements

	Issued and paid-up share capital	Share premium	Share discount	Retained earnings (Deficit): Appropriated to legal reserve	Retained earnings (Deficit): Deficit	Total equity
	(in thousand Baht)					
Balance at 1 January 2007	**32,424,843**	**9,360,300**	**(8,881,760)**	**63,358**	**(19,146,340)**	**13,820,401**
Loss for the period	-	-	-	-	(1,403,784)	(1,403,784)
Balance at 30 September 2007	**32,424,843**	**9,360,300**	**(8,881,760)**	**63,358**	**(20,550,124)**	**12,416,617**
Balance at 1 January 2008	**32,424,843**	**9,360,300**	**(8,881,760)**	**63,358**	**(21,174,564)**	**11,792,177**
Loss for the period	-	-	-	-	(1,816,032)	(1,816,032)
Balance at 30 September 2008	**32,424,843**	**9,360,300**	**(8,881,760)**	**63,358**	**(22,990,596)**	**9,976,145**

Separate financial statements

	Issued and paid-up share capital	Share premium	Share discount	Retained earnings (Deficit): Appropriated to legal reserve	Retained earnings (Deficit): Deficit	Total equity
	(in thousand Baht)					
Balance at 1 January 2007	**32,424,843**	**9,360,300**	**(8,881,760)**	**63,358**	**(19,231,827)**	**13,734,914**
Loss for the period	-	-	-	-	(1,446,789)	(1,446,789)
Balance at 30 September 2007	**32,424,843**	**9,360,300**	**(8,881,760)**	**63,358**	**(20,678,616)**	**12,288,125**
Balance at 1 January 2008	**32,424,843**	**9,360,300**	**(8,881,760)**	**63,358**	**(21,272,718)**	**11,694,023**
Loss for the period	-	-	-	-	(1,856,757)	(1,856,757)
Balance at 30 September 2008	**32,424,843**	**9,360,300**	**(8,881,760)**	**63,358**	**(23,129,475)**	**9,837,266**

The accompanying notes are an integral part of these financial statements.

TT&T Public Company Limited and its Subsidiaries

Statements of cash flows

For the nine-month periods ended 30 September 2008 and 2007 (Unaudited)

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in thousand Baht)			
Cash flows from operating activities				
Loss for the period	(1,816,032)	(1,403,784)	(1,856,757)	(1,446,789)
Adjustments for				
Depreciation and amortisation	2,190,659	2,337,114	2,123,082	2,298,371
Interest income	(804)	(4,543)	(311)	(985)
Dividend income	-	-	-	(2,000)
Interest expense	978,514	1,091,148	972,447	1,087,113
Allowance for doubtful accounts	80,782	37,157	15,496	2,244
Allowance for loss of VAT refundable	-	3,969	-	-
Allowance (reversal of allowance) for inventories	(1,412)	(36)	(1,334)	349
Unrealised (gain) loss on exchange	65,493	(471,248)	63,134	(471,248)
Share of (gain) loss from investment accounted for using the equity method	(18,919)	15,869	-	-
Gain on disposal of equipment	(11,490)	(9,509)	(5,950)	(8,584)
Income tax expense	27,316	2,042	-	-
	1,494,107	1,598,179	1,309,807	1,458,471
Changes in operating assets and liabilities				
Trade accounts receivable	(473,228)	(185,354)	(293,770)	(77,230)
Receivable from subsidiaries and associate	7,379	(148,602)	(360,531)	(195,825)
Other accounts receivable	(25,637)	(34,320)	(14,755)	(17,131)
Inventories	(31,460)	(78,798)	41,193	(79,366)
Other current assets	(58,780)	98,806	(40,385)	100,450
Trade accounts and notes payable	433,265	181,957	154,316	157,346
Payable to subsidiary and associate	376,305	226,777	735,528	247,107
Other payable and accrued expenses	10,482	77,619	93,836	46,238
Other current liabilities	88,215	86,090	(2,789)	19,170
Withholding tax paid	(107,065)	(119,260)	(89,789)	(106,162)
Net cash provided by operating activities	**1,713,583**	**1,703,094**	**1,532,661**	**1,553,068**

The accompanying notes are an integral part of these financial statements.

TT&T Public Company Limited and its Subsidiaries

Statements of cash flows

For the nine-month periods ended 30 September 2008 and 2007 (Unaudited)

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in thousand Baht)			
Cash flows from investing activities				
Interest received	807	4,418	303	981
Dividends received	-	2,000	-	2,000
Investment in associate	-	(7,500)	-	(7,500)
Advance for purchase of equipment	(13,180)	(5,504)	(13,180)	(5,504)
Proceeds from disposal of equipment	13,349	19,805	1,214	18,856
Purchase of property, plant and equipment	(414,497)	(286,440)	(316,564)	(183,420)
Increase in cost of telephone service expansion project transferred to TOT Plc.	(149,369)	(193,029)	(141,722)	(144,312)
Decrease (increase) in deposits and others	(7,597)	1,723	(6,550)	2,959
Net cash used in investing activities	**(570,487)**	**(464,527)**	**(476,499)**	**(315,940)**
Cash flows from financing activities				
Interest paid	(285,452)	(927,382)	(279,385)	(923,346)
Repayment of borrowings	-	(457,950)	-	(457,950)
Finance lease payments	(16,813)	(12,421)	-	-
Net cash used in financing activities	**(302,265)**	**(1,397,753)**	**(279,385)**	**(1,381,296)**
Net increase (decrease) in cash and cash equivalents	**840,831**	**(159,186)**	**776,777**	**(144,168)**
Cash and cash equivalents at beginning of period	199,789	422,910	51,149	193,694
Cash and cash equivalents at end of period	**1,040,620**	**263,724**	**827,926**	**49,526**

Non-cash transaction

For the nine-month period ended 30 September 2007, a subsidiary has acquired vehicle and equipment by way of financial lease amounting to Baht 48 million.

Note	**Contents**
1	General information
2	Basis of preparation of the financial statements
3	Results of operations
4	Related party transactions and balances
5	Trade accounts receivable
6	Investments in subsidiaries and associate
7	Property, plant and equipment
8	Trade accounts and notes payable
9	Loans due upon demand
10	Tranche C Warrants ("TCW1" and "TCW2")
11	Equity Stock Option Plan (ESOP) offer to the directors and the executives of the Company
12	Share capital
13	Segment information
14	International long-distance telephone income from neighbouring countries and other value added service income
15	Loss per share
16	Security agreements
17	Agreements and commitments with non-related parties
18	Contingent liability and disputes between the Company and TOT
19	Reclassification of accounts

These notes form an integral part of the financial statements.

These interim financial statements were authorised for issue by the directors on 4 November 2008.

1 General information

TT&T Public Company Limited, the "Company", is incorporated in Thailand and has its registered office at 252/30 Muang Thai-Phatra Complex Tower 1, Floor 24, Ratchadaphisek Road, Huaykwang, Bangkok 10320.

The Company was listed on the Stock Exchange of Thailand in May 1994.

As at 30 September 2008, the major shareholder is Jasmine International Public Company Limited which was incorporated in Thailand.

The principal activities of the Company and its subsidiaries (together referred to as the "Group") are operating telecommunication services.

Details of the Company's subsidiaries as at 30 September 2008 and 31 December 2007 were as follows:

Name of entities	Type of business	Country of incorporation	Ownership interest 30 September 2008	Ownership interest 31 December 2007
Direct subsidiaries				
TT&T Subscriber Services Co., Ltd. (TT&T SS)	Installation of dropwire and sale of telephone equipment and installation to subscribers and internet services.	Thailand	99.99%	99.99%
Triple T Global Net Co., Ltd. (TTT GN)	Telecommunication service, fixed line and mobile telephone service, data communication network and internet services.	Thailand	99.99%	99.99%
Indirect subsidiary				
Triple T Telecom Co., Ltd. (TTT TC)	Telecommunication service, fixed line and mobile telephone service, data communication network and internet services.	Thailand	99.99%	99.99%

2 Basis of preparation of financial statements

The interim financial statements issued for Thai reporting purposes are prepared in the Thai language. This English translation of the financial statements has been prepared for the convenience of readers not conversant with the Thai language.

The interim financial statements are prepared on a condensed basis in accordance with Thai Accounting Standard No. 41 (revised 2007) *Interim Financial Reporting* including related interpretations and guidelines promulgated by the Federation of Accounting Professions under the Royal Patronage of His Majesty the King, applicable rules and regulations of the Securities and Exchange Commission and with generally accepted accounting principles in Thailand.

The interim financial statements are prepared to provide an update on the financial statements for the year ended 31 December 2007. They focus on new activities, events and circumstances to avoid repetition of information previously reported. Accordingly, these interim financial statements should be read in conjunction with the financial statements for the year ended 31 December 2007.

The interim financial statements are presented in Thai Baht, rounded to the nearest thousand and million unless otherwise stated.

In 2008, the Group adopted the following new Thai Accounting Standards (TAS) which are relevant to its operations:

TAS 25 (revised 2007)	*Cash Flows Statements*
TAS 29 (revised 2007)	*Leases*
TAS 31 (revised 2007)	*Inventories*
TAS 33 (revised 2007)	*Borrowing Costs*
TAS 35 (revised 2007)	*Presentation of Financial Statements*
TAS 39 (revised 2007)	*Accounting Policies, Changes in Accounting Estimates and Errors*
TAS 41 (revised 2007)	*Interim Financial Reporting*
TAS 43 (revised 2007)	*Business Combinations*

The adoption of these new and revised TAS does not have any material impact on the consolidated and separate financial statements.

Accounting policies and methods of computation applied in the interim financial statements for the three-month and nine-month periods ended 30 September 2008 are consistent with those applied in the financial statements for the year ended 31 December 2007.

3 Results of operations

Income from Telephone Service Expansion and Joint Investment Agreement has declined from the previous year while telecommunication network service income and sales and services income are growing to compensate the decline of core revenues. The Company had current liabilities which exceeded current assets by Baht 18,524 million and the Company and subsidiaries had current liabilities which exceeded current assets by Baht 18,714 million as at 30 September 2008. Total outstanding amount of the Company's long term loan was Baht 18,860 million of which Baht 3,091 million was in default of repayment terms (see Note 9 to financial statements). The implementation of Cash Flow Monitoring Procedures continues and the Company is responsible for proposing operational cash budgets to the Instructing Group for approval. On 27 March 2008, the Security Agent sent a notice to the Company notifying that the Security Agent received from one creditor, on 25 March 2008, an Instructing Creditor Notice to enforce securities by asserting that the Company was in breach of loan agreements. The Company disputed the exercise of this right by filing a civil law-suit against the creditor who issued the Instructing Creditor Notice on 21 April 2008 by asserting that the exercise of rights to call the event of default and the enforcement of security are against the contractual and legal rights. The notice of enforcement of security had not been in compliance with steps and procedures set out in the Restructuring Agreements and the relevant Security Documents and therefore, the creditors are not entitled to exercise the right to enforce security. The Company subsequently filed the rehabilitation petition to the Central Bankruptcy Court on 22 April 2008. The Central Bankruptcy Court issued an order accepting the Company's petition on 24 April 2008. The purpose of petition was to restructure the current debt repayment scheme that did not conform with the actual capacity of the Company's cash flow. During the past period, the Company has conducted a number of negotiations with the creditors but the debt restructuring plan could not be accomplished as it requires all creditors' approval. Thus, the Company has filed the rehabilitation petition to the Central Bankruptcy Court under which the Company also proposed itself to be a Planner. By order of the Central Bankruptcy Court accepting the Company's rehabilitation petition, the Company has been protected pursuant to Section 90/12 of the Bankruptcy Act. The scope of the debt restructuring plan may include deferring and reduction of interest rate as well as extension of debt repayment schedule to conform with the realistic future cash flow of the Company. Some creditors submitted objections to the rehabilitation petition of the Company but withdrew their objections at a Central Bankruptcy Court hearing of the petition on 28 October 2008. The next Court hearing of the petition is on 7 November 2008.

The management believes that the going concern basis of preparation of the financial statements is appropriate on the basis that the Company will be successful in rehabilitation and also successful in future operations by increasing in service income especially in data communication and internet, as a result of specific focus on marketing and on various strategies for competitive advantage and expanding customer base and reducing operating costs, including the financial restructuring. Nevertheless, the situation is uncertain and this may have an effect on the Company's success in future operations and the Company's ability to continue as a going concern. The ultimate outcome of this matter cannot presently be determined. The financial statements reflect management's current assessments of the impact to date of the situation on the financial position of the Company. Actual results could differ from the management's current assessments and such differences could be material. The interim financial statements have been prepared assuming that the Company will continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of assets carrying amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Group's businesses are not significantly affected by seasonal or cyclical factors during the financial period.

4 Related party transactions and balances

Related parties are those parties linked to the Group and the Company as shareholders or by common shareholders or directors. Transactions with related parties are conducted at prices based on market prices or, where no market price exists, at contractually agreed prices.

The followings are relationships with related parties that control or jointly control the Company or are being controlled or jointly controlled by the Company or have transactions with the Company/Group.

Name of entities	**Country of incorporation / nationality**	**Nature of relationships**
TT&T Subscriber Services Co., Ltd.	Thailand	Subsidiary, 99.99% shareholding, some common directors.
Triple T Global Net Co., Ltd.	Thailand	Subsidiary, 99.99% shareholding, some common directors.
Triple T Broadband Plc.	Thailand	Associate, 9.09% shareholding, more than 50% of directors are representatives of the Company
Jasmine Telecom Systems Plc.	Thailand	Affiliate of Jasmine International Plc. Group
Smart Highway Co., Ltd.	Thailand	Affiliate of Jasmine International Plc. Group
Loxbit Plc.	Thailand	Joint director with the Company
Jasmine Internet Co., Ltd.	Thailand	Affiliate of Jasmine International Plc. Group
Acumen Co., Ltd.	Thailand	Affiliate of Jasmine International Plc. Group
Siam Teltech Computer Co., Ltd.	Thailand	Affiliate of Jasmine International Plc. Group
Professional Computer Co., Ltd.	Thailand	Joint director with the Company
Jastel Network Co., Ltd.	Thailand	Affiliate of Jasmine International Plc. Group
Mono Entertainment Co., Ltd.	Thailand	The chairman is a director of the Company
Premium Asset Co., Ltd.	Thailand	Affiliate of Jasmine International Plc. Group
Loxley Plc.	Thailand	Shareholder, joint director with the Company

The pricing policies for particular types of transactions are explained further below:

Transactions	**Pricing policies**
Consultancy service income	Agreed in the agreement
Rental and service	Agreed in the agreement
Sales of goods and supplies	Cost plus margin 1-11%
Purchase and installation equipment	Agreed in the agreement
Maintenance equipment	Agreed in the agreement
Commission	Agreed in the agreement
Telecommunication service	Agreed in the agreement
Other expenses	Actual incurred

Significant transactions for the three-month and nine-month periods ended 30 September 2008 and 2007 with related parties were as follows:

	Consolidated financial statements		Separate financial statements	
Three-month period ended 30 September	2008	2007	2008	2007
	(in million Baht)			
Subsidiaries				
Consultancy service income	-	-	5	6
Rental and service income	-	-	34	10
Sales of goods and supplies	-	-	-	30
Other income	-	-	4	2
Purchase and installation equipment	-	-	78	48
Purchase and maintenance equipment	-	-	13	27
Other expenses	-	-	36	31
Associate				
Consultancy service income	27	27	27	27
Rental and service income	114	90	114	90
Rental and service expenses	402	291	-	-
Equipment installation service income	-	24	-	24
Sales of goods and supplies	-	3	-	3
Other income	5	5	4	5
Other related parties				
Rental and service income	9	5	-	-
Rental and service expenses	33	18	-	3
Purchase equipment	13	38	13	15
Loss on disposal of asset	3	-	-	-

	Consolidated financial statements		Separate financial statements	
Nine-month period ended 30 September	2008	2007	2008	2007
	(in million Baht)			
Subsidiaries				
Consultancy service income	-	-	16	15
Rental and service income	-	-	113	28
Sales of goods and supplies	-	-	-	85
Other income	-	-	10	9
Purchase and installation equipment	-	-	157	144
Purchase and maintenance equipment	-	-	48	71
Other expenses	-	-	96	90
Associate				
Consultancy service income	81	81	81	81
Rental and service income	330	261	330	261
Rental and service expenses	1,165	806	-	-
Equipment installation service income	3	80	3	80
Sales of goods and supplies	-	3	-	3
Other income	16	13	16	13

	Consolidated financial statements		Separate financial statements	
Nine-month period ended 30 September	2008	2007	2008	2007
	(in million Baht)			
Other related parties				
Rental and service income	28	5	-	-
Rental and service expenses	97	72	3	12
Purchase equipment	424	148	423	112
Loss on disposal of asset	3	-	-	-

Balances as at 30 September 2008 and 31 December 2007 with related parties were as follows:

	Consolidated financial statements		Separate financial statements	
	30 September 2008	31 December 2007	30 September 2008	31 December 2007
	(in million Baht)			
Receivable from subsidiaries and associate				
TT&T Subscriber Services Co., Ltd.	-	-	499	175
Triple T Global Net Co., Ltd.	-	-	79	13
Triple T Broadband Plc.	169	174	140	169
Total	**169**	**174**	**718**	**357**
Work in progress				
Triple T Broadband Plc.	**95**	**113**	**95**	**113**
Advance for purchase of equipment				
Jasmine Telecom Systems Plc.	**-**	**1**	**-**	**1**
Payable to subsidiary and associate				
TT&T Subscriber Services Co., Ltd.	-	-	1,070	336
Triple T Broadband Plc.	846	469	1	-
Total	**846**	**469**	**1,071**	**336**
Payable to related parties				
(Part of the trade accounts payable in the balance sheets)				
Jastel Network Co., Ltd.	11	15	-	-
Jasmine Telecom Systems Plc.	212	209	212	206
Jasmine Internet Co., Ltd.	-	2	-	-
Siam Teltech Computer Co., Ltd.	317	93	317	93
Loxley Plc.	2	-	2	-
Premium Asset Co., Ltd.	4	-	4	-
Professional Computer Co., Ltd.	4	2	4	2
Total	**550**	**321**	**539**	**301**
(Part of the other payable and accrued expenses in the balance sheets)				
Smart Highway Co., Ltd.	20	17	20	17
Acumen Co., Ltd.	28	25	26	25
Total	**48**	**42**	**46**	**42**

Significant agreements with related parties

The Company entered into car rental contracts with a subsidiary to provide fault complaint reception and dropwire maintenance services and for public telephone work. The agreement is valid for one year and is renewable on an annual basis. The contract parties may terminate it by giving advance notice to the other of not less than 15 days. The rental expense is Baht 9.9 million per month.

The Company entered into a service and consultancy service agreement with a subsidiary under which the Company will provide technical assistance and financial, legal and marketing consultancy services to the subsidiary. Under the terms of the agreement, the Company will receive a service fee of Baht 1.5 million per month. The agreement is valid for one year and is renewable on an annual basis. The contract parties may terminate the agreement by giving advance notice to the counterparty of not less than 30 days.

Effective on 1 April 2005, the Company novated a contract for the supply of the Customer Care and Billing System (CC&B) and the related contracts for the End User Software License Agreement which a subsidiary had agreed with a consortium between Siam Teltech Computer Company Limited, a shareholder, and Convergys Information Management Group, Inc. in the amount of USD 26 million and the Support and Maintenance Agreement in the amount of USD 3.1 million per year. As at 30 September 2008, the Company had commitment for payments under the terms and conditions stipulated in the contracts in the amount of USD 4.78 million *(31 December 2007: USD 10.8 million).*

On 1 January 2006, the Company has entered into building lease agreement with a subsidiary for 3 years and is renewable on a 3 years basis with an annual rental fee of Baht 3 million. The contract parties may terminate the agreement by giving advance notice to the counterparty of not less than 90 days.

On 1 May 2006, the Company entered into an agreement to provide circuit rental to a related company for a monthly fee according to the rate and conditions specified in the agreement. The agreement is valid until 26 October 2018.

On 1 May 2006, a related company entered into an agreement to provide Telecom Network to a subsidiary for a monthly fee according to the rate and conditions specified in the agreement. The agreement is valid until 26 October 2018.

On 1 May 2006, the Company entered into contract with a related company under which the Company provides services in management, financial and accounting, marketing, advertising and public relations, legal advisory and assistant, technique and maintenance of telecom network for the related company. The Company receives remuneration at the rate and conditions specified in the agreement. The contract is valid for one year and is renewable on an annual basis.

On 1 May 2006, the Company entered into the equipment rental agreement with a related company for a monthly fee. The agreement is valid for one year and is renewable on an annual basis. The contract parties may terminate the agreement by giving advance notice to the counterparty of not less than 30 days.

On 1 September 2006, a related company entered into a building lease agreement with a subsidiary with the monthly rental fee according to the rate specified in the agreement. The agreement is valid for 3 years.

On 1 October 2006, a subsidiary entered into a coin telephone rental agreement with the Company. The rental is charged on a monthly basis according to the rate stated in the agreement. The contract parties have the right to terminate by giving advance written notice to the counterparty of not less than 30 days in advance.

On 1 October 2006, the Company entered into an overall management, repair and maintenance public telephone contract with a subsidiary. The subsidiary is responsible for installation, transit, maintenance of public telephones, including collection of coins from those public telephones. The Company is compensated according to the rate and condition specified in the contract. The subsidiary has to pay for facilities for staff working in the Company's area at the monthly rate per staff as stated in the contract. The contract is valid for one year and is renewable on an annual basis unless otherwise agreed.

The Company and a subsidiary entered into a purchase and installation equipment agreement under the Telephone Services Expansion Project for 1.5 million numbers with various related companies. Under the terms of the agreements, the related companies will supply and install the equipment in the system including providing extra services relating to the investment project of 1.5 million numbers. The prices are determined through a bidding process and will be used as reference prices in the next pricing. As at 30 September 2008, the Company had commitments for payment of equipment under the aforesaid agreements in the amounts of approximately Baht 9 million *(31 December 2007: Baht 55 million),* the Company and a subsidiary had commitments for payment of equipment under the aforesaid agreements in the amounts of approximately Baht 21 million *(31 December 2007: Baht 57 million).*

The Company provides the fixed line telephone and value added services to the subsidiaries and various related companies.

A subsidiary had long-term land and building lease agreements with the Company and a related person for periods of 1 to 3 years for its operating sites with a rental fee of approximately Baht 336,000 per month.

On 1 January 2007, the Company has entered into building lease agreements for 3 years with a related company. The Company will receive annual rental fees totalling approximately Baht 484,200.

On 20 March 2007, a subsidiary has entered into telecommunication network rental agreement with a related company for the purpose of rendering service to its customers. The agreement is valid for 1 year and renewable on an annual basis. The rental fee is paid on a monthly basis according to the rate specified in the agreement. The contract parties have the right to terminate by giving advance written notice to the counterparty 30 days.

In the 2nd quarter of 2008, the Company entered into an agreement with a subsidiary. The Company will provide services as follows:

- Will act as a call center attending to all complaints, and providing required information for the related company clients, including help solving all the problems requested to the related company's customers.

- Arrange the printing of receipts and/or invoices (Billing).

The Company is compensated on a monthly basis according to the rate and condition stated in the contract. The contract is valid for one year with an option to extend for an additional year. The contract parties may terminate the contract by giving advance written notice to the counterparty of not less than 60 days.

In the 2nd quarter of 2008, a subsidiary entered into the high speed leased circuit rental agreements with a related company whereby the latter will provide services in relation to high speed leased circuit management for a period of 1 year with an option to renew for another year. The Company commits to pay a monthly service fee of approximately Baht 0.3 million.

In 2008, the Company entered into business and marketing joint undertaking agreement with a subsidiary under which the Company agrees to sell, resale or lend telecommunication services including joint undertaking to expand marketing. The agreement is valid for one year and is renewable on an annual basis. The agreement parties may terminate it by giving advance notice to the another of not less than 60 days. The Company agreed to give discount to such subsidiary at the specific rate in the agreement of service fee rendered to customers.

The Company has installed equipment for an associate. The cost of installation incurred to 30 September 2008 was Baht 95 million *(31 December 2007: Baht 113 million).*

5 Trade accounts receivable

Aging analyses for trade accounts receivable were as follows:

		Consolidated financial statements				
		Overdue				
	Within credit terms	Less than 3 months	3-6 months	6-12 months	Over 12 months	Total
			(in million Baht)			
As at 30 September 2008						
TOT at agreed rates	333	234	162	208	368	1,305
TOT at rates pending agreement (see note 14 (b))	-	4	5	7	451	467
VAT on the assets transferred	-	-	-	1	6	7
Receivables from internet service	212	124	45	47	64	492
Trade receivables - others	21	12	4	2	7	46
	566	374	216	265	896	2,317
Less allowance for doubtful accounts						(447)
Net						1,870

	Consolidated financial statements					
		Overdue				
	Within credit terms	Less than 3 months	3-6 months	6-12 months	Over 12 months	Total
			(in million Baht)			
As at 31 December 2007						
TOT at agreed rates	345	178	96	143	252	1,014
TOT at rates pending agreement (see note 14 (b))	1	6	7	16	427	457
VAT on the assets transferred	-	2	1	4	4	11
Receivables from internet service	134	99	24	30	27	314
Trade receivables - others	17	18	5	1	6	47
	497	303	133	194	716	1,843
Less allowance for doubtful accounts						(366)
Net						1,477

	Separate financial statements					
		Overdue				
	Within credit terms	Less than 3 months	3-6 months	6-12 months	Over 12 months	Total
			(in million Baht)			
As at 30 September 2008						
TOT at agreed rates	333	235	162	208	368	1,306
TOT at rates pending agreement (see note 14 (b))	-	4	5	7	451	467
VAT on the assets transferred	-	-	-	1	6	7
Trade receivables - others	13	11	4	2	6	36
	346	250	171	218	831	1,816
Less allowance for doubtful accounts						(290)
Net						1,526

	Separate financial statements					
		Overdue				
	Within credit terms	Less than 3 months	3-6 months	6-12 months	Over 12 months	Total
			(in million Baht)			
As at 31 December 2007						
TOT at agreed rates	345	178	96	143	252	1,014
TOT at rates pending agreement (see note 14 (b))	1	6	7	16	427	457
VAT on the assets transferred	-	2	1	4	4	11
Trade receivables - others	17	12	5	1	5	40
	363	198	109	164	688	1,522
Less allowance for doubtful accounts						(275)
Net						1,247

	Consolidated financial statements		**Separate financial statements**	
	2008	2007	2008	2007
	(in million Baht)			
Bad and doubtful debts expenses for the				
- three-month period ended 30 September	23	11	4	-
- nine-month period ended 30 September	81	37	15	1

The normal credit term granted by the Group/Company ranges from 30 days to 60 days.

As at 30 September 2008, TOT at rates pending agreed included receivables in respect of other value added services such as T-Pin, T-SMS and ADSL, amounting to Baht 467 million *(31 December 2007: Baht 457 million)*. The Company has not received its share of income from TOT. The Company has recorded the income sharing at the rates initially agreed with TOT. (See Note 14 (b) to the financial statements).

6 Investments in subsidiaries and associate

	Consolidated financial statements		**Separate financial statements**	
	2008	2007	2008	2007
	(in million Baht)			
At 1 January	28	34	61	54
Share of net gain (loss) of investment - equity method	19	(16)	-	-
Dividend income	-	(2)	-	-
Payment of remaining of share purchased to associate	-	7	-	7
At 30 September	**47**	**23**	**61**	**61**

Investments in subsidiaries and associate as at 30 September 2008 and 31 December 2007, and dividend income from those investments for the nine-month periods ended 30 September 2008 and 2007 were as follows:

Consolidated financial statements

	Ownership interest		Paid-up capital		Cost method		Equity method		Dividend income for nine months ended	
	30 September 2008	31 December 2007	30 September 2008	31 December 2007	30 September 2008	31 December 2007	30 September 2008	31 December 2007	30 September 2008	30 September 2007
	(%)		(in million Baht)							
Associate										
Triple T Broadband Plc. and its subsidiary	9.09	9.09	110	110	10	10	47	28	-	2

Separate financial statements

	Ownership interest		Paid-up capital		Cost method		Dividend income for nine months ended	
	30 September 2008	31 December 2007	30 September 2008	31 December 2007	30 September 2008	31 December 2007	30 September 2008	30 September 2007
	(%)		(in million Baht)					
Subsidiaries								
TT & T Subscriber Services Co., Ltd. and its subsidiary	99.99	99.99	50	50	50	50	-	-
Triple T Global Net Co., Ltd.	99.99	99.99	1	1	1	1	-	-
Associate								
Triple T Broadband Plc. and its subsidiary	9.09	9.09	110	110	10	10	-	2
Total			**161**	**161**	**61**	**61**	**-**	**2**

7 Property, plant and equipment

During the nine-month period ended 30 September 2008, the Group and the Company have additionally acquired network equipment and work under installation amounting to Baht 414 million and Baht 317 Million, respectively *(2007: Baht 286 million and Baht 183 million, respectively).*

8 Trade accounts and notes payable

		Consolidated financial statements		Separate financial statements	
	Note	30 September 2008	31 December 2007	30 September 2008	31 December 2007
			(in million Baht)		
Related parties	*4*	550	321	539	301
Other parties		498	300	177	269
Total		**1,048**	**621**	**716**	**570**

9 Loans due upon demand

As at 31 December 2007, long-term loans consisted of:

	31 December 2007 *(in million Baht)*
US Dollar loan	8,333
Baht loan	10,456
	18,789
Less portion due within one year	(2,328)
default principal	(1,915)
Net loans classified as long term	**14,546**

As at 30 September 2008, Company's long term loan was Baht 18,860 million of which Baht 908 million was the principal amount due on 30 June 2007 and Baht 1,015 million was due on 31 December 2007. These amounts were in default of repayment terms when the Company petitioned for rehabilitation on 22 April 2008. In addition, a further principal repayment of Baht 1,168 million was due on 30 June 2008 under the loan terms, totally Baht 3,091 million in default, but any creditors and debt payment, except payments made in the normal course of business transactions, are prohibited under Section 90/12 of the Bankruptcy Act whilst the Company is subject to rehabilitation. Default interest of Baht 86.5 million and USD 1.04 million (equivalent to Baht 35.7 million) has been accrued in respect of the period in which loan repayments have not been made.

On 27 March 2008, the Security Agent sent a notice to the Company notifying that the Security Agent received from one creditor, on 25 March 2008, an Instructing Creditor Notice to enforce securities by asserting that the Company was in breach of loan agreements. Such action, under the loan agreement included the total loans of Baht 18,860 million becoming immediately due for repayment. These loans are classified under "loans due upon demand" in the Balance Sheet as at 30 September 2008. The Company has disputed on the exercise of this right by filing a civil law-suit on 21 April 2008 against the creditor who issued the Instructing Creditor Notice, as detailed in note 3. The Company subsequently filed the rehabilitation petition to the Central Bankruptcy Court on 22 April 2008. The Central Bankruptcy Court issued an order accepting the Company's petition on 24 April 2008. The purpose of the petition was to restructure the current debt repayment scheme. By order of the Central Bankruptcy Court accepting the Company's rehabilitation petition, the Company is protected pursuant to Section 90/12 of the Bankruptcy Act.

USD Loan Agreement

The objective of this agreement is to restructure the existing USD debts amounting to approximately USD 418.1 million that the Company owed to creditors without incurring any new indebtedness. The Company is obliged to repay USD principal in semi-annual installments according to the proportion specified in the agreement. The first installment was paid on 30 June 2002 and the last installment is payable on 30 June 2017. The USD interest payment calculation is divided into market and sub-market portions based on fixed rate and LIBOR plus the agreed rate specified in the agreement.

Baht Loan Agreement

The objective of this agreement is to restructure the existing Baht debt of Baht 13,927 million that the Company owed to creditors without incurring any new indebtedness. The Company is obliged to repay Baht principal in semi-annual installments, according to the proportion specified in the agreement. The first installment was paid on 30 June 2002 and the last installment is payable on 30 June 2017. The Baht interest payment calculation is divided into market and sub-market portions, based on MLR plus or minus the agreed rate specified in the agreement.

10 Tranche C warrants ("TCW1" and "TCW2")

During the period ended 30 September 2008, no warrant holders had exercised their rights.

The balances of unexercised warrants are as follows:

	Units				Exercise by cash or debt/ equity conversion (Baht/share)	Expiry date
	Warrants unexercised at 1 January	Warrants issued	Warrants exercised	Warrants unexercised at 30 September		
Year 2008						
TCW1	40,074,496	-	-	40,074,496	10	30 December 2008
TCW2	159,827,890	-	-	159,827,890	10	30 March 2009

11 Equity Stock Option Plan (ESOP) offer to the directors and the executives of the Company

As at 30 September 2008, no ESOP warrant holders had exercised their rights.

12 Share capital

Authorised and issued share capital

	Par value per share (Baht)	2008 Number	2008 Amount	2007 Number	2007 Amount
			(million shares/ million Baht)		
Authorised:					
At 1 January and 30 September					
Common shares	*10*	**7,000**	**70,000**	**7,000**	**70,000**
Issued and paid up					
At 1 January and 30 September					
Common shares	*10*	**3,242**	**32,425**	**3,242**	**32,425**

Unissued share capital

	Unissued at 1 January 2008	Issued during the period	Unissued at 30 September 2008
		(Number of shares: million shares)	
Common shares of Baht 10 each allotted for			
(a) debt/equity conversion to Class 7 Creditors	2	-	2
(b) debt/equity conversion to Class 8 Creditors	1	-	1
(c) debt/equity conversion to Class 1 & 2 Creditors	1	-	1
(d) exercise of Restructuring Plan Warrants	284	-	284
(e) offer to directors and employees of the Group	142	-	142
(f) offer to			
- reserved for exercise of Tranche C Warrant	279	-	279
- reserved for exercise of the Company's Warrant	39	-	39
- investors on a private placement	3,010	-	3,010
	3,758	-	3,758

13 Segment information

Segment information is presented in respect of the Group's business. The primary format, business segments, is based on the Group's management and internal reporting structure.

Revenue and results in the consolidated financial statements for the three-month periods ended 30 September 2008 and 2007 were as follows:

	Fixed line telephone service and value added services		Sales of goods		Telecommuni-cation services		Cable wiring service and Others		Unallocated		Total		Elimination		Total	
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
								(in million Baht)								
Revenue	887	1,053	66	106	985	564	169	150	-	-	2,107	1,873	(209)	(221)	1,898	1,652
Interest income	-	-	-	-	-	-	-	-	1	1	1	1	(1)	-	-	1
Other income	-	-	-	-	-	-	-	-	177	182	177	182	(115)	(39)	62	143
Total revenue	887	1,053	66	106	985	564	169	150	178	183	2,285	2,056	(325)	(260)	1,960	1,796
Cost of sales and services	-	-	52	76	713	463	116	147	-	-	881	686	(210)	(214)	671	472
Depreciation and amortisation	714	719	-	-	-	-	-	-	22	11	736	730	-	(2)	736	728
Unallocated other expenses	-	-	-	-	-	-	-	-	979	789	979	789	(36)	(37)	943	752
Total expenses	714	719	52	76	713	463	116	147	1,001	800	2,596	2,205	(246)	(253)	2,350	1,952
Profit (loss) before interest and income tax expenses	173	334	14	30	272	101	53	3	(823)	(617)	(311)	(149)	(79)	(7)	(390)	(156)

Revenue and results in the consolidated financial statements for the nine-month periods ended 30 September 2008 and 2007 were as follows:

	Fixed line telephone service and value added services		Sales of goods		Telecommunication services		Cable wiring service and Others		Unallocated		Total		Elimination		Total	
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
								(in million Baht)								
Revenue	2,761	3,167	248	321	2,670	1,460	388	430	-	-	6,067	5,378	(581)	(489)	5,486	4,889
Interest income	-	-	-	-	-	-	-	-	5	5	5	5	(4)	(1)	1	4
Other income	-	-	-	-	-	-	-	-	405	782	405	782	(179)	(65)	226	717
Total revenue	2,761	3,167	248	321	2,670	1,460	388	430	410	787	6,477	6,165	(764)	(555)	5,713	5,610
Cost of sales and services	-	-	193	234	2,022	1,160	326	442	-	-	2,541	1,836	(594)	(434)	1,947	1,402
Depreciation and amortisation	2,123	2,298	-	-	-	-	-	-	71	17	2,194	2,315	(3)	(5)	2,191	2,310
Unallocated other expenses	-	-	-	-	-	-	-	-	2,519	2,311	2,519	2,311	(134)	(102)	2,385	2,209
Total expenses	2,123	2,298	193	234	2,022	1,160	326	442	2,590	2,328	7,254	6,462	(731)	(541)	6,523	5,921
Profit (loss) before interest and income tax expenses	638	869	55	87	648	300	62	(12)	(2,180)	(1,541)	(777)	(297)	(33)	(14)	(810)	(311)

14 International long-distance telephone income from the neighbouring countries and other value added service income

(a) *International long-distance telephone income from the neighbouring countries*

In accordance with the TOT income computation, income from long-distance telephone services provided to neighbouring countries was computed based on the difference between the number of calls from and to the neighbouring countries through the TOT Gateway. It is the Company's policy to recognise revenue from international long-distance calls from and to neighbouring countries only when such revenue can be reliably estimated.

(b) *Other value added service income*

The Company earns income from other value added services, e.g. T-Pin (Postpaid) service, T-Card (Prepaid) service, ADSL, Freephone 1800 service, etc., the rates of income sharing for which are pending agreements of, and under negotiation with TOT. Therefore, the Company has recorded the income sharing at the same rates applied to the value added services or at the rate initially agreed with TOT (See Note 5 to the financial statements).

15 Loss per share

Basic loss per share

The calculations of basic loss per share for the three-month and nine-month periods ended 30 September 2008 and 2007 were based on the loss for the period attributable to the equity holders of the Company and the number of ordinary shares outstanding during the period as follows:

	Consolidated financial statements		Separate financial statements	
Three-month period ended 30 September	2008	2007	2008	2007
	(in million Baht/million shares)			
Loss attributable to equity holders of the Company (basic)	(750)	(520)	(809)	(544)
Number of ordinary shares outstanding (basic)	3,242	3,242	3,242	3,242
Loss per share (basic) ***(in Baht)***	**(0.23)**	**(0.16)**	**(0.25)**	**(0.17)**

	Consolidated financial statements		Separate financial statements	
Nine-month period ended 30 September	2008	2007	2008	2007
	(in million Baht/million shares)			
Loss attributable to equity holders of the Company (basic)	(1,816)	(1,404)	(1,857)	(1,447)
Number of ordinary shares outstanding (basic)	3,242	3,242	3,242	3,242
Loss per share (basic) ***(in Baht)***	**(0.56)**	**(0.43)**	**(0.57)**	**(0.45)**

Diluted loss per share

The Company did not present diluted loss per share for the three-month and nine-month periods ended 30 September 2008 and 2007, because the warrants are anti-dilutive as their conversion to common shares would reduce loss per share.

16 Security agreements

The Security Agreements comprise of several related agreements, which have the same intention to secure the loans including all obligations that the Company has delivered and transferred to the Security Agent. The said agreements refer to pledge of shares that the Company holds in TT&T Subscriber Services Company Limited, Condition Assignment of Accounts with the Security Agent, pledge of Account with the Security Agent, Assignment of Insurances and Pledge of Accounts as well as Conditional Assignment of Accounts with each of account banks.

In addition, the Company has executed a conditional assignment of its rights and obligations under the Concession to TT&T Associate Company Limited (TTTAC), a local company. The assignment would become effective upon the approval of TOT in the event that the Company fails to pay its indebtedness under the debt restructuring agreements or the occurrence of an event that would permit the Company or TOT to terminate the Concession and under certain other circumstances. If the assignment becomes effective, TTTAC would be able to exercise all rights and be required to perform all obligations that the Company has under the Concession.

As at 30 September 2008, the Company's bank accounts totalling Baht 811 million *(31 December 2007: Baht 44 million)* are provided as collateral to the creditors in accordance with the loan agreements.

17 Agreements and commitments with non-related parties

(a) Telephone services expansion joint - investment agreement

On 2 July 1992, the Company entered into the agreement with TOT for joint operation and joint investment for expansion of the telephone services by one million numbers in the provincial telephone area, and on 21 September 1995, the Company entered into the amendment to the agreement for joint operation and joint investment for expansion of telephone services by additional five hundred thousand numbers, making the total 1.5 million numbers. In addition, the Company had an obligation to finish installation by 30 September 1996. Under the provisions of this agreement, the Company is committed, among others, to undertake the following:

- Procurement, installation, project management and maintenance of the equipment pertaining to the systems prescribed in the agreement in order that the telephone services are in place for the public service within the time period specified in the agreement. The Company is also committed to transfer to TOT all equipment pertaining to such systems together with land and buildings acquired by the Company relating to this project.
- Insure all risks for all the equipment pertaining to the systems, buildings and other assets being transferred to TOT.
- Establish the billing system and transfer the ownership of the system to TOT.
- At the date of signing the agreement, the Company had to place bank guarantees totalling Baht 1,000 million with TOT as performance guarantees. However, after TOT had accepted telephone network equipment pursuant to the concession agreement totalling 750,000 numbers, the Company reduced the bank guarantee to Baht 250 million since 1 November 1996. In the second quarter of 2002, the Company received the letter of guarantee amounting to Baht 250 million from TOT.

In consideration thereof, the Company and TOT both agreed, as specified in the agreement, to share at a certain percentage revenue generated by the telephone network installed by the Company. In the case that the Company has net income in excess of a specified level, the Company has to share such excess amount as specified in the agreement for a period of 25 years. In addition, TOT allowed the Company to utilize and maintain equipment pertaining to the system, land, buildings and other assets which were acquired by the Company and transferred to TOT in accordance with certain criteria and conditions specified in the agreement.

(b) The addendum to the concession agreement

Public Telephone

On 20 August 1997, the Company entered into the Addendum to the Concession Agreement regarding public telephone which allows the Company to operate 15,000 public telephones in the provincial area. This is considered as part of the basic telephone lines that the Company has the right to install under the Concession Agreement. The Company had to install the total public telephones and provide the service within 960 days after the signing date. The Company obtains revenue share at the rate of 76.5% of the revenue after deduction of value added tax and sharing to the TOT. The deadline to install all 15,000 payphones was 6 April 2000.

On 25 January 2005, the Company signed the Addendum of the Concession Agreement regarding provision of the public telephone service (No.2) for 10,000 additional numbers which the Company had to install within 360 days from the date of signing the agreement. The Company receives remuneration from the income sharing at the rate agreed in principle regarding the public telephones.

The Fault Complaint Reception and Dropwire Maintenance Service

On 24 December 1997, the Company signed with TOT the Addendum to the Amended Concession Agreement regarding the Fault Complaint Reception and Dropwire Maintenance Service which is the duty of TOT specified in the Concession Agreement. TOT agreed to pay the Company for the actual cost plus 5% of that cost but not exceeding the rate determined in the Addendum. The Company began providing this service on 1 March 1998. Afterwards, the company and TOT had agreed to amend the Addendum to the Amended Concession Agreement regarding the Fault Complaint Reception and Dropwire Maintenance Service in the various issues in order to have better active action in the work, which TOT had agreed to pay the company for the operating costs by payment of lump sum at the rate and using the method of calculation as specified in the addendum to the agreement with effect from December 2005 onwards.

The Benefit from Transferred Assets under the Agreement

On 11 September 2006, the Company and TOT mutually signed the Addendum of the Concession Agreement regarding the benefit from transferred assets, under which the Company was entitled to allow others to make use of the equipment, land and building, and other assets provided and managed by the Company, and also on the building space built by the Company on the TOT land. The Company and TOT also agreed on the income sharing arising from the use of the above-stated assets by others according to the rate and term stated in the Addendum of the Concession Agreement.

(c) ***The mutual agreement in the market testing on the use of the domestic long-distance telephone at the economical rate (Y-Tel 1234)***

According to the mutual agreement in the market testing on the use of the domestic long-distance telephone at the economical rate (Y-Tel 1234), there have been several extended market testing periods. At present, the Company and TOT agreed to extend the testing period to 31 December 2008. According to the agreement, the Company has to rent using the IP network from TOT in order to provide the use of the domestic long-distance telephone at the economical rate (Y-Tel 1234) during the market testing period as mutually agreed at the rate of 30% of the service rate as specified in the agreement or at the service rate during the sale promotion period based on the calculating method specified in the agreement.

(d) ***Long distance circuit rental charge (mixed traffic and direct link)***

Clause 19 (a) of the concession agreement stipulates that the charge for the long distance circuit shall be appropriate and fair, taking into consideration the fact that the Company has participated in the joint investment with TOT, and shall not exceed the rates specified in TOT regulations. Therefore, the Company recorded the long distance circuit rental based on the amount in the invoices of TOT and accrued based on TOT's method of calculation in the Company's accounts.

(e) ***Conduit rental charge***

Clause 19 (a) of the concession agreement stipulates that the charge for the conduit rental shall be appropriate and fair, taking into consideration the fact that the Company has participated in the joint investment with TOT, and shall not exceed the rates specified in TOT regulations. Therefore, the Company recorded the long distance circuit rental based on the amount in the invoices of TOT and accrued based on TOT's method of calculation in the Company's accounts.

(f) ***Leasing agreements***

A subsidiary entered into car leasing agreements for a period of 4 years. These long-term lease agreements start and expire on different dates. As at 30 September 2008 and 31 December 2007, the subsidiary committed to pay the rental under the lease agreements as follows:

	Consolidated financial statements		**Separate financial statements**	
	30 September 2008	31 December 2007	30 September 2008	31 December 2007
	(in million Baht)			
Within one year	13	10	-	-
After one year but within five years	26	27	-	-
Total	**39**	**37**	**-**	**-**

(g) Telecom licenses

Subsidiaries were granted the licenses for providing telecommunication services from National Telecommunication Commission as follows.

Type of license	Authorised Service	period
Type 1	Internet service	18 August 2008 - 17 August 2009
Type 1	International calling card service	9 August 2008 - 8 August 2009
Type 2 (having its own network)	International internet gateway service and internet network	10 January 2007 - 9 January 2012
Type 2 (having its own network)	Telecom services	7 December 2007 - 6 December 2022
Type 3	Telecom services	22 November 2007 - 21 November 2027

Subsidiaries had commitment to pay the annual fee and comply with the condition under the above licenses.

(h) Other agreements

As at 30 September 2008 and 31 December 2007, a subsidiary has entered into supply and installation agreements with certain local companies. These companies supply telephone equipment and dropwire upon the subsidiary's orders. In consideration thereof, the subsidiary will pay for the telephone equipment and installation service fee at amounts and rates as specified in the agreements.

The Company and subsidiary have entered into agreements for the purchase and installation of equipment, in providing telephone services with various companies, both local and overseas. As at 30 September 2008, the Company had commitments for payment of the equipment under the aforesaid agreements, in the amount of Baht 157 million *(31 December 2007: Baht 71 million)*. The Company and its subsidiary had commitments for payment of the equipment under the aforesaid agreements, in the amount of Baht 188 million *(31 December 2007: Baht 115 million).*

18 Contingent liability and disputes between the Company and TOT

(a) Contingent liability

As at 30 September 2008, the Company and a subsidiary were contingently liable to a local bank in respect of a letter of guarantee issued by the said bank in favor of other government agencies and contractor companies amounting to approximately Baht 1 million *(31 December 2007: Baht 10 million)*, as collateral for the Company and subsidiary's compliance with the terms of agreements.

(b) Disputes between the Company and TOT

Change in status of the TOT

The Company filed a lawsuit against TOT requesting the Central Administrative Court to order TOT to act in compliance with the Joint Undertaking Agreement Clause 37, which states that "In case of any change in the status of TOT, all powers and authorities held by TOT, including the power to stipulate the maintenance standards, shall not be transferred to any private agency to the extent that the private agency would have the power to supervise and control TT&T. In such event, all of the powers and authorities held by TOT shall be vested in the Ministry of Transport and Communications". The Court accepted the Company's case into consideration on 5 August 2003. On 10 May 2005, the Central Administrative Court decided that the Company won the case. At present, TOT has made an appeal against this decision and the case is being considered by the Supreme Administrative Court.

Reimbursement from TOT in bringing and/or allowing other persons to bring "Value added services under the Joint Operate and Joint Investment Agreement" onto the Company's Basic telephone network

On 8 April 2005, the Company submitted an arbitration claim with the Thai Arbitration Institute, the Alternative Dispute Resolution Office, the Office of the Judiciary, in order to claim against TOT for the reimbursement in bringing and/or allowing other persons to bring Value added services onto the Company's Basic telephone network according to the Joint Operate and Joint Investment Agreement between TOT and the Company.

On 4 April 2008, the Company received ruling from the Thai Arbitration Institute, the Alternative Dispute Resolution Office and the Office of Judiciary dated 31 March 2008 stated that the Arbitrator panel ordered TOT to pay the remuneration amounting to Baht 23,777,993,986 including interest to the Company for utilizing the value added service through the Company's network pursuant to the Joint Operate and Joint Investment Agreement between TOT and the Company up to date the award was rendered. In addition, TOT shall pay the remuneration for such utilizing to the Company from 1 April 2005 until the end of the Joint Operate and Joint Investment Agreement. On 7 May 2008, the Company filed the petition for request the Court Order to enforce TOT to comply with the judgment of Thai Arbitration Institute. TOT filed a petition to the Central Administrative Court requesting withdrawal of the judgment of Thai Arbitration Institute. On 16 September 2008, the Company received an order from the Central Administrative Court, dated 12 September 2008, to submit objections to the request of TOT to withdraw the judgment, with evidence, within 30 days from the date of receipt of the order. The Company filed a petition and the Central Administrative Court accepted such petition to extend the period for filing objections to the request by another 30 days from the due date. The Company has not provided for receipt of any of the award in these financial statements.

The reduction of tariff for domestic long-distance telephone service

According to TOT, True Corporation Plc.(former name :Telecom Asia Corporation Plc.) and the Company had mutually agreed on a scheme for tariff reduction for market testing for domestic long-distance telephone calls by applying a service fee rate that was lower than the basic rate as stated in the Joint Undertaking Agreement. Subsequently, TOT advised the Company that TOT would further extend the use of the flexible service fee rate for the market testing, however, the Company did not agree to this and therefore, all three contracting parties were obliged to revert back to using the tariff rate as stipulated in the concession agreement. However, TOT continued to use the reduced rate even after the extension agreement expired. Under the Joint Undertaking Agreement, the Company which has been authorized by TOT to issue invoices for the service fees,

is required to issue invoices at the same rate as TOT. Consequently, the adjustment of the service fee rate, under the Joint Undertaking Agreement, has caused a severe reduction in the Company's share of income, thereby causing significant impact on the Company's financial position and the operations under the Joint Undertaking Agreement. After discussions with TOT, the Company sent a letter to TOT advising them of the impact. Despite this, TOT still continued with the adjustment of the service fee rate. On the other hand, TOT denied any breach of agreement and has counterclaimed that the Company should pay for the revenue loss based on the normal rate.

The Company's legal advisor has given the opinion that the Company has charged the telephone service fee at the same rate as that charged by TOT in compliance with the terms of the Joint Undertaking Agreement. Therefore, TOT has no right to claim that the Company was in breach of the agreement and therefore could not claim for any related loss.

The Company has issued a claim to TOT for compensation on domestic long-distance fee as well as the reduction of revenue sharing from international calls from CAT to the Arbitrator for consideration on 21 October 2005, with the amount of claim being Baht 2,355 million. Thus TOT submitted the counter claim and claim by restate the amount that requested the Company to pay for the revenue loss to be Baht 1,641 million. At present, the dispute is in the perusing procedure.

Logo on Public Payphone Booth

On 27 September 2005, TOT submitted a case to the Thai Arbitration Institute demanding the Company affix the TOT logo on public telephones and telephone booths, as well as payment for all damages resulting from affixing TT&T logo on the payphones and booths, commencing from October 1997 to September 2005, inclusive, totalling Baht 382 million, plus related interest of 7.5% per annum until final payment. The Company considers that the fixing of the Company's logo on the public phone booths was not done primarily for the purpose of business advertising but rather was for the purpose of maintenance of the assets as the logo identifies who is responsible for repairing the equipment. Therefore, pending the outcome of this matter, the Company has not made any provision for any claim in the Company's financial statements in this fiscal year. On 16 December 2005, the Company filed a defence and a counterclaim to the Thai Arbitration Institute. TOT filed defence of the Company's counterclaim on 9 February 2006. The Company submitted a statement to the Thai Arbitration Institute requesting to stop the consideration of this dispute. The Thai Arbitration Institute ordered to stop such consideration pursuant to Section 90/12(4) of the Bankruptcy Act until the cause to stop the consideration ends. When the consideration will be preceded, disputers should declare to the Thai Arbitration Institute.

Equipment Transferred

On 10 October 2005, TOT sent a letter to the Company, requesting payment of compensation for loss of benefit and the cost of damages caused by non-transfer of equipment for the additional extension of the network of 122 telephone exchanges and non-transfer of the SDH equipment totalling Baht 162 million and Baht 3,263 million respectively. Further to receiving this request the Company sent a letter to TOT requesting them to provide the Company with the details of the loss of benefit and the cost of damages for investigation, since the Company considered that the basis of this claim was not clear. On 20 December 2005, TOT sent a letter which informed the Company only the method of compensation for loss of benefit, with no mention of the cost of equipment. At present, the Company is in discussion with TOT regarding the form and the procedures for improving property registration by focusing on speedy and accurate action since after the transfer of ownership of property, the Company has sole right to use, to occupy and to maintain, as well as the sole right to seek interests in the property. The Company has the duty to send all received revenue to TOT and in turn TOT shall allot to the Company from all revenue actually received. In the past, both companies had correctly performed the said duty. The Company believes that on the basis of details provided, the claim from TOT regarding this matter is unjustified and can be

defended and accordingly no provision has been made in respect of this claim in these financial statements.

Building of DLC System

On 11 January 2006, TOT submitted an arbitration claim with the Thai Arbitration Institute, the Alternative Dispute Resolution Office, and the Office of the Judiciary, in order to claim against the Company for the building of DLC System and the Company's non-authorised use of telephone numbering in the Samutsakhorn Industrial Estate without any approval by TOT. TOT has claimed for damages of Baht 39.8 million covering the period from April 2003 to December 2005.

On 19 January 2006, the Company received a copy of TOT's arbitration claim. The Executive Department of the Company considers that according to the Joint Operate and Joint Investment Agreement between TOT and the Company, it has acted fully within its rights and it is because of this, the Company has sent all received revenue to TOT, so there are no damages to be claimed by TOT. Therefore no provision has been made in respect of this claim in the financial statements in this fiscal year. On 2 March 2006 the Company filed a defence to such claim to the Thai Arbitration Institute. The Company submitted a statement to the Thai Arbitration Institute requesting to stop the consideration of this dispute. The Thai Arbitration Institute ordered to stop such consideration pursuant to Section 90/12(4) of the Bankruptcy Act until the cause to stop the consideration ends. When the consideration will be preceded, disputers should declare to the Thai Arbitration Institute.

T-Pin, T-SMS, ADSL, T-Card services

TOT submitted to the arbitrator the matter for requesting the Company to submit the relevant revenue sharing of T-Pin, T-SMS and ADSL services during the early stage of operations as well as the additional revenue sharing of T-Card service. The Company, as a protester, prepared and proposed an objection statement on this matter to the Thai Arbitration Institute on 17 October 2007. The Company submitted a statement to the Thai Arbitration Institute requesting to stop the consideration of this dispute. The Thai Arbitration Institute ordered to stop such consideration pursuant to Section 90/12(4) of the Bankruptcy Act until the cause to stop the consideration ends. When the consideration will be preceded, disputers should declare to the Thai Arbitration Institute.

Revenues from long-distance telephone service at economic price

Since the first quarter of 2006, the Company has received correspondence from TOT regarding the Y-Tel 1234. The Company and TOT are in the process of providing clarification or finding a conclusion for the said matters.

Allegation and complaint filing from TOT

On 5 October 2007, the Company received the notice from the National Telecommunications Commission (NTC) stating that TOT filed complaint against the Company at the provincial police station in Muang District, Chantaburi Province and Thalang District, Phuket Province on 6 June 2007 and 6 September 2007, respectively. TOT alleged the Company for providing its network equipment that was transferred to TOT for procuring benefits without permission. However, the Management believe that the Company operated its business correctly based upon its right stipulated under the Concession Agreement as well as the related Addendums and there was no offence occurred. In this connection, the Company provided factual information, related documents and evidences to the NTC on 17 October 2007 against this allegation.

Payment of revenue sharing

On 22 January 2008, TOT submitted a case to the Thai Arbitration Institute claiming the Company to repay the exceeding amount of the revenue sharing which the Company has received from TOT in accordance with the Concession Agreement at the amount of Baht 700 million with interest. The Company believes that the claims amount shall be the excise tax which the Company deducted from revenue sharing from TOT and submitted to the Excise Department in compliance with the 2003 Cabinet's resolution. As the respondent, the Company had received a copy of such mentioned complaint and submitted a request to the Thai Arbitration Institute requiring for time extension of submission of answer and the Thai Arbitration Institute granted the Company extension to submit the answer within 9 May 2008. The Company submitted a statement to the Thai Arbitration Institute requesting to stop the consideration of this dispute. The Thai Arbitration Institute ordered to stop such consideration pursuant to Section 90/12(4) of the Bankruptcy Act until the cause to stop the consideration ends. When the consideration will be preceded, disputers should declare to the Thai Arbitration Institute.

19 Reclassification of accounts

Certain accounts in the 2007 interim financial statements have been reclassified to conform with the presentation in the 2008 interim financial statements

END